Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated October 7, 2021

Relating to Preliminary Prospectus Supplement dated October 7, 2021 and

Prospectus dated June 26, 2019

Registration No. 333-232387

Golub Capital BDC, Inc.

$200,000,000

2.500% Notes due 2026

PRICING TERM SHEET
October 7, 2021

The following sets forth the final terms of the 2.500% Notes due 2026 being offered pursuant to the preliminary prospectus supplement dated October 7, 2021, together with the accompanying prospectus dated June 26, 2019, relating to these securities (the “Preliminary Prospectus”), should be read together with the Preliminary Prospectus and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus. All references to dollar amounts are references to U.S. dollars.

On February 24, 2021, the Company issued $400,000,000 in aggregate principal amount of its 2.500% Notes due 2026 (the “Existing Notes”) pursuant to an indenture dated October 2, 2020 (the “Base Indenture”) as supplemented by the second supplemental indenture dated February 24, 2021 (the “Second Supplemental Indenture” and, together with the Base Indenture, the “indenture”) between the Company and U.S. Bank National Association, as trustee. The securities hereby offered (the “New Notes”) are being issued as “Additional Notes” under the indenture. The Existing Notes and the New Notes are collectively referred to in this Pricing Term Sheet as the “Notes.”

Issuer:	Golub Capital BDC, Inc.
Security:	2.500% Notes due 2026
Ratings (Fitch/Moody’s/S&P)*:	BBB- (stable) / Baa3 (stable) / BBB- (stable)
Aggregate Principal Amount Offered:	$200,000,000 of New Notes. The New Notes will be part of the same series of notes as the $400,000,000 aggregate principal amount of the Existing Notes. Upon settlement, the New Notes will be fungible, rank equally, and be treated as a single series with the Existing Notes, and the outstanding aggregate principal amount of the 2.500% Notes due 2026 will be $600,000,000.
Trade Date:	October 7, 2021
Settlement Date**:	October 13, 2021 (T+3)
Maturity Date:	August 24, 2026
Interest Payment Dates:	February 24 and August 24
Record Dates:	February 1 and August 1, as the case may be, immediately preceding the relevant interest payment date
Price to Public (Issue Price):	99.241% of the aggregate principal amount, plus Aggregate Accrued Interest (as defined below)
Aggregate Accrued Interest:	$680,555.56 of accrued and unpaid interest from August 24, 2021 up to, but not including, the date of delivery of the New Notes
Coupon (Interest Rate):	2.500%
Yield to Maturity:	2.667%
Spread to Benchmark Treasury:	+ 165 basis points
Benchmark Treasury:	0.875% due September 30, 2026
Benchmark Treasury Price and Yield:	99-10 and 1.017%

Optional Redemption:	Golub Capital BDC, Inc. may redeem some or all of the Notes at any time, or from time to time, at a redemption price equal to the greater of:

•	100% of the principal amount of the Notes to be redeemed, or
•	the sum of the present values of the remaining scheduled payments of principal and interest (exclusive of accrued and unpaid interest to the date of redemption) on the Notes to be redeemed through July 24, 2026 (the date falling one month prior to the maturity date of the Notes), discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) using the applicable Treasury Rate plus 30 basis points; plus, in each case, accrued and unpaid interest, if any, to, but excluding, the redemption date.
Commencing July 24, 2026 (the date falling one month prior to the maturity date of the Notes), Golub Capital BDC, Inc. may redeem some or all of the Notes at any time, or from time to time, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus, in each case, accrued and unpaid interest, if any, to, but excluding, the redemption date.

Additional 3.375% Notes due 2024	On October 7, 2021, the Company priced the sale of an additional $100 million aggregate principal amount of the 3.375% Notes due 2024. The transaction is expected to close on October 15, 2021, subject to customary closing conditions.
Denomination:	$2,000 and integral multiples of $1,000 in excess thereof
CUSIP / ISIN:	38173M AB8/US38173MAB81
Underwriters:	J.P. Morgan Securities LLC
SMBC Nikko Securities America, Inc.
MUFG Securities Americas Inc.
Wells Fargo Securities, LLC
Regions Securities LLC
SG Americas Securities, LLC
Morgan Stanley & Co. LLC
CIBC World Markets Corp.
Signature Securities Group Corporation

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

** Golub Capital BDC, Inc. expects that delivery of the New Notes will be made against payment therefor on or about October 13, 2021, which will be the third business day following the date of the pricing of the New Notes (such settlement being herein referred to as “T+3”). Under Rule 15c6-1 promulgated under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the New Notes prior to the second business day before the date of delivery hereunder will be required, by virtue of the fact that the New Notes initially will settle in T+3 business days, to specify an alternative settlement arrangement at the time of any such trade to prevent a failed settlement.

Investors are advised to carefully consider the investment objectives, risks, charges and expenses of Golub Capital BDC, Inc. before investing. The Preliminary Prospectus, which has been filed with the Securities and Exchange Commission (the “SEC”), contains this and other information about Golub Capital BDC, Inc. and should be read carefully before investing.

The Preliminary Prospectus and this pricing term sheet are not offers to sell any securities of Golub Capital BDC, Inc. and are not soliciting an offer to buy such securities in any state or jurisdiction where such offer and sale is not permitted.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus if you request them by calling J.P. Morgan Securities LLC at 212-834-4533 or SMBC Nikko Securities America, Inc. at 1-888-868-6856.

ABOUT GOLUB CAPITAL BDC, INC.

Golub Capital BDC, Inc. (“GBDC”) is an externally-managed, non-diversified closed-end management investment company that has elected to be treated as a business development company under the Investment Company Act of 1940. GBDC invests primarily in one-stop and other senior secured loans to middle market companies that are often sponsored by private equity investors. GBDC’s investment activities are managed by its investment adviser, GC Advisors LLC, an affiliate of the Golub Capital LLC group of companies (“Golub Capital”).

ABOUT GOLUB CAPITAL

Golub Capital is a market-leading, award-winning direct lender and credit asset manager, with over $40 billion of capital under management. Golub Capital specializes in delivering reliable, creative and compelling financing solutions to companies backed by private equity sponsors. The firm’s sponsor finance expertise also forms the foundation of its Late Stage Lending, Broadly Syndicated Loan and Opportunistic Credit investment programs. Across its activities, Golub Capital nurtures long-term, win-win partnerships that inspire repeat business from private equity sponsors and investors. Founded over 25 years ago, Golub Capital today has over 550 employees and lending offices in Chicago, New York, San Francisco and London. For more information, please visit golubcapital.com.